RECEIVED

2009 MAR -5 A 8:

Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

09045475

Our reference BB/jcd
Date February 10, 2009

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the periode January 2009 and the Pricing Supplements of January 2009 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir. Bert Bruggink
Executive Board / CFO Rabobank Group

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

3/5

Rabobank

Rabobank in business

Piet Moerland to be new chairman of Rabobank Executive Board Mid 2009

6-1-2009 | Press Release

Dr Piet Moerland (59) is to be the new Chairman of the Rabobank Group Executive Board in the second half of 2009. He will succeed Bert Heemskerk who will step down from this position at the General Meetings of Rabobank Nederland to be held on 18 June 2009. 'Moerland is a highly experienced banker, director and scholar who has been with the co-operative Rabobank for many years and has held a range of positions within the organisation,' says Chairman of the Supervisory Board Dr Lense Koopmans. 'This succession from within its own ranks furthermore demonstrates Rabobank's commitment to provide calm and continuity during these economically turbulent times.'

Piet Moerland has served as a member of the Executive Board of Rabobank Nederland since 2003. Prior to his appointment to the Executive Board, he was a member of the Advisory Board (2000-2003), a member of the Board of Directors of Rabobank Nederland (1987-2000) and member of the Supervisory Board of Rabobank Nederland (1984-1987). He also served as a compliance officer at the local Rabobank Groningen-Haren.
As a member of the Executive Board, Dr Moerland is currently responsible for the following focus areas: Co-operative & Management Affairs, Company Management, Small- and Medium-Sized Enterprises (SME), Food & Agri Netherlands and Corporate Social Responsibility (CSR).

Executive Board Chairman Bert Heemskerk is proud that one of his own team members will be taking over the role of chairman: 'As a director, Piet is a beacon of expertise and confidence who is able to solve critical issues, often outside of the limelight. He is also a true bridgebuilder with the commitment and ability to bring people together. He is someone who naturally instils confidence. This is vitally important at a bank, especially during this era.'
Rabobank is promptly providing clarity concerning the chairmanship through the proposed appointment. 'No information can be provided at this time concerning who will be Mr Moerland's successor on the Executive Board or the further division of the portfolio,' says Lense Koopmans. The Supervisory Board will reach decisions on these matters in the months ahead.

In addition to being a banker, Dr Moerland is an authoritative scholar in the field of corporate finance and corporate governance. He earned a degree in business economics from Erasmus University Rotterdam and went on to be awarded a doctorate degree with distinction. He served as a professor for nearly twenty-five years in succession at Groningen (business administration) and Tilburg (company financing) and mentored numerous doctoral students over the years.

Dr Moerland has held a number of supervisory directorships throughout his career. He is currently a supervisory director at Essent, a member of the Board of the Dutch Co-operative Council for Agriculture and Horticulture, a member of the Advisory Board of the Netherlands Order of Accountants and Administrative Consultants (NOvAA) and a member of the Board of Directors of the Netherlands Bankers' Association (NVB), where he held the position of chairman until March 2007. Dr Moerland is furthermore President of the Executive Committee European Association of Co-operative Banks (EACB/Groupement) and a member of the Board of Directors International Raiffeisen Union (IRU).

Related Information

Media Kit

Rabobank

Rabobank in business

Rabobank smoothly raises □5 billion from the financial markets

13-1-2009 | Press Release

Rabobank has, in the space of only a few hours, issued a record amount of €5 billion in five-year Euro bonds with a coupon of 4.375%. This is equivalent to 150 basis points above the mid-swap rate. This first benchmark Rabo bond issue of 2009 attracted huge interest.

Issues sized at more than €1 billion are commonly designated as benchmark deals and are publicly offered. Nearly 400 institutional investors subscribed to this transaction.

This Rabobank issue is the largest transaction to take place in the bank market since the credit crisis intensified in September 2008. In terms of price, this bond constitutes the most aggressively priced benchmark deal of all recent non (-government) -guaranteed issues.

This deal once again demonstrates Rabobank's ability to independently fund itself in the current difficult market, thanks to its triple A status.

Rabobank CFO Bert Bruggink said: 'Rabobank has once again proven that it can raise exceptionally large amounts from the capital markets at attractive prices without government guarantees. The successful issue shows that investors have complete confidence in the bank's intrinsic strength.'

He emphasises that, based on Rabobank's strong position on the financial markets, there are no obstacles to lending to the business community and private individuals. The relative price of the bank's funding is, however, higher than before the credit crisis and this is reflected in higher pricing for loans to clients.

Rabobank

Rabobank in business

Rabobank Group forecasts moderate growth in profit in 2008

6-1-2009 | Press Release

'Rabobank has, in view of the conditions on the financial markets, had a relatively good year in 2008. Rabobank consequently forecasts further, albeit moderate, growth in net profit in 2008. The current indications are that the capital ratio, i.e. the tier 1 ratio, will be above the targeted high level of 12.5% according to BIS II norms. While on the one hand primarily the financial markets division at Rabobank International was negatively impacted by the crisis, on the other hand the local member Rabobanks benefited from the turbulent times and Rabobank International gained advantages from the positive agricultural markets in countries including Australia, Brazil and Poland. The local member banks recorded a sharp influx of savings of approximately 20% and extended 16% more business loans in 2008 than in 2007. The Standard & Poor's and Moody's rating agencies reconfirmed the triple A rating with a 'stable outlook' in October and November 2008,' Bert Heemskerk, Chairman of the Executive Board of Rabobank, stated in his New Year's speech this afternoon in Utrecht.

Rabobank remains solid amidst turbulent times
Despite the turmoil on the financial markets, the Rabobank Group continued to provide credit to its customers in 2008. The increase in the level of credit lending provided by the local member banks to the Dutch SME sector caused the market share to grow to 39%. Rabobank furthermore strengthened its position in the business market. Within a shrinking mortgage market, Rabobank succeeded in increasing its market share to 29%. There was a strong influx of deposits at the local member Rabobanks and this caused the market share in the savings market to rise to 42%.
Customer service was improved thanks to the progress the local member Rabobanks achieved in fulfilling the Rabobank 2010 programme.

Further growth in credit lending, but a decrease in assets under management
There was also an influx of deposits and further growth in lending outside of the Netherlands.
Rabobank expanded its stake in Bank BGZ in Poland into a majority interest in 2008. Decreased share prices led to a decline in the amount of assets under management. The sale of investment bank Alex was finalised and Robeco restructured its organisational activities due to the altered demand for investment products. The leasing activities increased further in 2008. The Rabo Real Estate Group sold fewer houses in 2008 than in 2007. The loan portfolio and assets under management in real estate did, however, increase further in 2008.

Updating the strategy
'We are updating our strategy in connection with the changed market developments.
It is more important now than in the past that we are able to finance the growth in lending with our customers' deposits. We will continue unabated to pursue Allfinanz market leadership in the Netherlands and to further develop our position as the worldwide food & agri bank. We place the most stringent demands on our CSR policy. As a result, CSR will be embedded more deeply into the bank's core processes. We are furthermore committed to holding a leading position in the field of sustainable energy and clean tech,' said Bert Heemskerk.

Global recession
The real economy, i.e. the economy comprised of people and machines, is standing at the threshold of a global recession.

Rabobank does not foresee a limited recovery of the global economy until 2010. The U.S. economy will decrease by nearly 1% in 2009. The economy of the European Union will also shrink. Japan will also not escape the economic downturn and China will likewise prove not to be immune to the financial crisis and will post less prosperous growth figures.

This will obviously not leave a small open economy such as the Netherlands unscathed. Dutch producers of capital and durable consumer goods will have a difficult year in 2009. Dutch international trade and transport will also encounter difficulties. The Netherlands does, however, have a relatively favourable starting position. Gross domestic product reached an extremely high level in early 2008 and this level will be more or less maintained in 2009. In addition, while unemployment in the Netherlands is expected to rise, it still remains at a low level from both an historical and international perspective. Government finances have moreover also remained in good shape through 2008. As a result, in contrast to 2002 and 2003, unpleasant spending cuts and tax increases that reinforce the downturn will not be required. The Dutch housing market will continue to perform better than in many other European countries. 'While the Netherlands will, all in all, feel the negative effects of the global recession, it will be possible to improve the Netherlands' relative position vis-à-vis other countries providing that the country's competitive position, cost base and efficiency are improved further. The crisis consequently also offers the Netherlands opportunities that must be seized,' said Heemskerk.

FINAL TERMS

Date: 15 January 2009

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 17,000,000 ROBECO MULTI MARKET BONDS Jan 09/19 (EUR) (the "Notes") pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED BY THE ISSUER AT THE MATURITY DATE FOR LESS THAN THE PROTECTION AMOUNT, EXCEPT THAT IN THE EVENT OF INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO CONDITION 5(b), 5(g), 8(b) OR 14 THE NOTES MAY BE REDEEMED AT LESS THAN THE PROTECTION AMOUNT.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO OBTAIN THEIR OWN TAX ADVICE.

The Offering Circular referred to below (as completed by these Final Terms) has been prepared on the basis that, except as provided in sub-paragraph (ii) below, any offer of Notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (2003/71/EC) (each, a **Relevant Member State**) will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Relevant Member State, from the requirement to publish a prospectus for offers of the Notes. Accordingly any person making or intending to make an offer of the Notes may only do so:

(i) in circumstances in which no obligation arises for the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer; or

(ii) in those Public Offer Jurisdictions mentioned in Paragraph 46 of Part A below, provided such person is one of the persons mentioned in Paragraph 46 of Part A below and that such offer is made during the Offer Period specified for such purpose therein.

Neither the Issuer nor any Dealer has authorised, nor do they authorise, the making of any offer of Notes in any other circumstances.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 December 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a) Series Number:	3161
	(b) Tranche Number:	1
3.	Specified Currency or Currencies:	Euro ("EUR")
4.	Aggregate nominal amount:	The aggregate nominal amount of the Notes will depend on the number of Notes subscribed for during the Offer Period. Any increase or decrease will be published as soon as practicable after the Offer Period (as further set out in Paragraph 14 of Part B)
	(a) Series:	The aggregate nominal amount

	(b) Tranche:	The aggregate nominal amount
5.	Issue Price of Tranche:	100 per cent of the aggregate nominal amount. .
6.	(a) Specified Denominations:	EUR 1,000
	(b) Calculation Amount:	EUR 1,000
7.	(a) Issue Date:	22 January 2009
	(b) Interest Commencement Date:	Not Applicable
8.	Maturity Date or Redemption Month:	The later to occur of (i) 22 January 2019 (the "Scheduled Maturity Date"), or (ii) the Deferred Maturity Date (as defined in Annex I)
9.	Interest Basis:	Non-interest bearing
10.	(a) Redemption/Payment Basis:	Equity Linked Redemption
	(b) Protection Amount:	Principal Protection
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Investor Put/Issuer Call/Obligatory Redemption:	Not Applicable
13.	(a) Status of the Notes:	Senior
	(b) Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*	No
	(c) Date of approval for issuance of Notes:	19 January 2009
14.	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Not Applicable

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:	Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Issuer Call: (Condition 5(c))	Not Applicable

26.	Investor Put: (Condition 5(d))	Not Applicable
27.	Obligatory Redemption: (Condition 5(f))	Not Applicable
28.	Final Redemption Amount of each Note:	See Annex I

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:	Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:	Applicable
(a)	Whether the Notes relate to a basket of equity securities or a single equity security (each an **Underlying Equity**) and the identity of the relevant issuer(s) of the Underlying Equity/Equities) (each an **Equity Issuer**):	Single Underlying Equity (i) Underlying Equity/Equities: Transtrend Reference Portfolio I as set out in Annex I (ii) Equity Issuer: Not Applicable (iii) ISIN/Common Code: Not Applicable
(b)	Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or (iii) Cash Settlement and/or Physical Delivery:	Cash Settlement
(c)	Relevant provisions for determining the Final Redemption Amount:	See Annex I
(d)	Observation Period(s):	Not Applicable
(e)	Observation Date(s):	Not Applicable
(f)	Valuation Date(s)/Averaging Date(s):	Not Applicable
(g)	Valuation Time:	Not Applicable

(h)	Disrupted Day:	Applicable
(i)	Multiplier for each Underlying Equity comprising the basket (which is subject to adjustment as set out in Condition 8(b)):	Not Applicable
(j)	Trade Date:	19 January 2009
(k)	Relevant Assets:	Not Applicable
(l)	Asset Amount:	Not Applicable
(m)	Cut-off Date:	Not Applicable
(n)	Delivery provisions for Asset Amount (including details of who is to make such delivery) if different from Terms and Conditions:	Not Applicable
(o)	Potential Adjustment Events:	Applicable
(p)	De-listing:	Not Applicable
(q)	Merger Event:	Not Applicable
(r)	Nationalisation:	Applicable
(s)	Insolvency:	Applicable
(t)	Tender Offer:	Not Applicable
(u)	Additional Disruption Events:	Applicable: Hedging Disruption Increased Cost of Hedging Change in Law
(v)	Exchange(s):	Not Applicable
(w)	Related Exchange(s):	Not Applicable
(x)	Exchange Rate:	Not Applicable
(y)	Other terms or special conditions:	See Annex I

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions, subject to Annex I
39.	Adjustment for Early Redemption Unwind Costs:	Applicable Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Applicable Amsterdam and Luxembourg
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 18 applies.

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	Robeco Direct N.V., Coolsingel 120, Rotterdam, The Netherlands
	(e)	Total commission and concession:	The Dealer (for its own account) has the intention to pay an upfront distribution fee to distributors of up to 2.0% of the Specified Denomination of the Notes

		sold through such distributor and, unless a Termination Trading Event (as defined in Annex I) has occurred, an annual fee of 0.50% of the net asset value of the Notes outstanding through such distributor.
	(f) U.S. Selling Restrictions:	TEFRA D
46.	Non exempt Offer:	Applicable
47.	Additional selling restrictions:	**Switzerland:** The Notes have not been authorized in Switzerland nor are these Notes eligible to be offered to the public in Switzerland. The Notes may not be distributed in Switzerland except in accordance with exemptions under Swiss laws.
48.	Additional United States Tax Considerations:	Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and public offer in the Public Offer Jurisdictions pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the Equity Issuer (the **Reference Information**) has been extracted from the Class D Offering Memorandum of the Robeco Multi Market SPC. The Issuer confirms that the Reference Information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Robeco Multi Market SPC, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading:	Not Applicable
(ii)	Estimate of total expenses related to admission to trading:	Not Applicable

2. RATINGS

Ratings:	Not Applicable

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 16,985,000
(c)	Estimated total expenses:	EUR 15,000

5. YIELD [*Fixed Rate Notes only*]

Indication of yield:	Not Applicable

6. HISTORIC INTEREST RATES (*Floating Rates Notes only*)

Not Applicable.

7. PERFORMANCE OF [INDEX/BASKET OF INDICES], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE [INDEX/BASKET OF INDICES]] (*Index-Linked Notes only*)

Not Applicable

8. PERFORMANCE OF [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES],

EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE [RATE(S) OF EXCHANGE/FORMULA/CURRENCIES]] (*Currency Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF [THE COMMODITY], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING [THE COMMODITY]]** (*Commodity Linked Notes only*)

Not Applicable

10. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Dual Currency Notes only)*

Not Applicable

11. **PERFORMANCE OF [UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS** (*Equity Linked Notes and Fund Linked Notes only*)

For more information about the synthetic portfolio, Transtrend Reference Portfolio I, please see Annex I. For more information about the underlying Class D shares of the Robeco Multi Market SPC, please see the Offering Memorandum attached hereto as Annex II.

12. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS [AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY]** (*Credit Linked Notes only*)

Not Applicable

13. **OPERATIONAL INFORMATION**

(a)	ISIN:	XS0408614914
(b)	Common Code:	40861491
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(e)	Delivery:	Delivery against payment

(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):	Robeco Institutional Asset Management B.V. Coolsingel 120, Rotterdam, The Netherlands

14. TERMS AND CONDITIONS OF THE OFFER

(a)	Offer Price:	Issue Price
(b)	Conditions to which the offer is subject:	Not Applicable
(c)	Description of the application process:	The offer of the Notes is expected to close at 12:00 hours (Central European Time) on 19 January 2009 or such earlier or later date or time as the Issuer may determine and will be announced on the website of the Dealer (www.robeco.nl) (the **Offer Period**). The Issuer reserves the right to withdraw or alter the terms of the offer of the Notes until one Business Day prior to the Issue Date at the latest. Such withdrawal or alteration will be announced in the aforementioned publications.
(d)	Details of the minimum and/or maximum amount of application:	The minimum amount for application is EUR 1,000
(e)	Description of possibility to reduce subscriptions and manner for refunding excess amount paid by applicants:	Not Applicable
(f)	Details of the method and time limits for paying up and delivering the Notes:	Not Applicable
(g)	Manner in and date on which results of the offer are to be made public:	Not applicable
(h)	Procedure for exercise of any right of pre-emption, negotiability of subscription rights and treatment of subscription rights not exercised:	Not Applicable

(i)	Categories of potential investors to which the Notes are offered and whether tranche(s) have been reserved for certain countries:	Not Applicable
(j)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable
(k)	Amount of any expenses and taxes specifically charged to the subscriber or purchaser:	Not Applicable
(l)	Name(s) and address(es), to the extent known to the Issuer, of the placers in the various countries where the offer takes place:	None

ANNEX I

A. General Terms of the Note

1. Interpretation and Definitions of the Note:

Bond NAV(t)	means, in respect of each Note, the aggregate of the value of the Transtrend Reference Portfolio I at such time and the Zero-Note Value at such time
Minimum Redemption Amount(t)	means, in respect of each Note, 100 per cent. of the Specified Denomination, as increased on an annual basis on the Dividend Date with the Lock-In Amount
Lock-In Amount	means, in respect of each Note, an amount equivalent to the product of: (i) 50 per cent., and (ii) the Bond NAV as of the close of business at the Lock-In Calculation Date, less the highest Bond NAV on any Lock-In Calculation Date up to that point (or in case of the first Lock-In Calculation Date, 100%), subject to a minimum of zero
Lock-In Calculation Date	means, the 22nd day of January in each year occurring during the period from and including 22 January 2010, up to and including 22 January 2018
Zero-Note Value(t)	means, in respect of each Note, the present value of the Minimum Redemption Amount of such Note, as determined by the Calculation Agent, acting on behalf of the Issuer, taking into account the funding rate (bid side) of the Issuer for securities with such outstanding amount and with a maturity equivalent to the Maturity Date of the Notes but which have become due and payable at such time.

2. Final Redemption Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, each Note will be redeemed by the Issuer on the Scheduled Maturity Date at an amount (the "**Final Redemption Amount**") equivalent to the aggregate of:

(i) the Minimum Redemption Amount of such Note; and
(ii) the maximum of (a) the value of the Transtrend Reference Portfolio I as of the Final Redemption Date, and (b) zero,

provided that if a Trading Termination Event has occurred in respect of the Transtrend Reference Portfolio I prior to the Maturity Date, the amount payable by the Issuer pursuant to sub-paragraph (ii) above on the Maturity Date shall be deemed to be zero.

3. Trading Termination Event Payment Amount

Subject to paragraph 5 below, unless previously redeemed or purchased and cancelled, in the event that a Trading Termination Event has occurred in respect of the Transtrend Reference Portfolio I prior to the Maturity Date, an amount (the "**Trading Termination Event Payment Amount**") in the Specified Currency, being the value of the Transtrend Reference Portfolio I as per the day falling three business days after the occurrence of the Trading Termination Event shall be paid by the Issuer in respect of each Note, as soon as reasonably practicable, and in any event, no later than the Maturity Date

4. Early Redemption Amount

Subject to paragraph 5 below, for the purposes of Condition 8(b) and Condition 14, the Early Redemption Amount in respect of each Note shall be the higher of:

(a) an amount in the Specified Currency equivalent to the following as determined by the Calculation Agent acting in good faith:

(i) the Zero-Note Value of such Note as at close of business on the day falling three Business Days immediately preceding the event causing the early redemption of such Note (the "**Early Redemption Date**"); plus

(ii) the value of the Transtrend Reference Portofolio as of the Early Redemption Date; less

(iii) the aggregate of all losses, costs and expenses the Issuer (or any of its affiliates) may incur as a result of unwinding any underlying or related hedging arrangements in relation to the early redemption of the Notes pursuant to Condition 8(b) or Condition 14, as the case may be, as determined by the Calculation Agent acting in a commercially reasonable manner, divided by the number of Notes redeemed on such early redemption; and

(b) the Minimum Redemption Amount of such Note.

For the avoidance of doubt, in the event that a Trading Termination Event has occurred in respect of respect of the Transtrend Reference Portfolio I prior to the Early Redemption Date, the amounts payable by the Issuer pursuant to paragraph 4 sub-paragraphs (a)(ii) above shall be deemed to be zero.

5. Postponement of Payment

In the event that the Calculation Agent, in its reasonable discretion, determines that (a) upon a request for redemption by a hypothetical investor, the proceeds payable by the issuer on the Transtrend Shares have not been or cannot be, calculated by the issuer of the Transtrend Shares, such that the entire Final Redemption Amount, the Trading Termination Event Payment Amount and/or the Early Redemption Amount, as applicable, cannot be calculated, and/or (b) redemptions of the Transtrend Shares are generally suspended by the issuer of the Transtrend Shares:

(a) in the case of the payment of the Final Redemption Amount or the Early Redemption Amount, as the case may be, the Issuer shall pay the Final Redemption Amount or the Early Redemption Amount, as applicable, on their respective payment due dates, less the portion of the Final Redemption Amount or the Early Redemption Amount, as applicable, attributable to the value of the Transtrend Reference Portfolio I (each such amount, a "**Deferred Amount**") and the payment of such Deferred Amount by the Issuer shall be deferred; and

(b) in the case of the payment of the Trading Termination Event Payment Amount payable by the Issuer pursuant to paragraph 3 above (such amount, a "**Trading Termination Deferred Amount**"), the payment of such Deferred Amount by the Issuer shall be deferred.

In the event payments are deferred by means of a Deferred Amount or a Trading Termiantion Deferred Amount, the Calculation Agent shall determine the redemption proceeds of the Transtrend Shares actually received by the hypothetical investor. The amount thus obtained shall be used by the Calculation Agent to determine the relevant value of the Transtrend Reference Portfolio I (the "Deferred Final Payment"). The Deferred Final Payment shall be payable on 22 February 2019 (the "Deferred Maturity Date"). After the Deferred Maturity Date, the Deferred Final Payment shall be deemed to be zero.

No interest shall accrue on any Deferred Amount as a result of such postponement of payment.

6. Secondary Market

Each Noteholder may request the Dealer to repurchase all or some of the Notes held by it on each Friday that is a Business Day (the "**Repurchase Date**") by giving not less than 2 Business Days notice to the Dealer. Any Notes repurchased by the Dealer pursuant to this paragraph shall be repurchased at a price incorporating the Repurchase Fee as set out below.

The repurchase price in respect of each Note shall be an amount equivalent to the Euro amount of:

(i) the Bond NAV as at the close of business on the Repurchase Date, as determined by the Calculation Agent; less
(ii) the relevant Repurchase Fee, if any.

The repurchase price shall be paid by the Dealer within four Business Days following the announcement of the Bond NAV by the Calculation Agent

Repurchase Fee(t)

The Repurchase Fee, expressed as a percentage of the Specified Denomination of each Note, is calculated in accordance with the following schedule:

Repurchase Date occurring from (and including) – until (and including):

	Repurchase Fee
Issue date - 21 January 2010	3.25%
22 January 2010 – 21 January 2011	2.95%
22 January 2011 – 21 January 2012	2.65%
22 January 2012 – 21 January 2013	2.35%
22 January 2013 – 21 January 2014	2.05%
22 January 2014 – 21 January 2015	1.75%
22 January 2015 – 21 January 2016	1.45%
22 January 2016 – 21 January 2017	1.15%
22 January 2017 – 21 January 2018	0.85%
22 January 2018 – 22 January 2019	0.55%

B. General Terms of the Transtrend Reference Portfolio I

Transtrend Reference Portfolio I(t)	The value of the Transtrend Reference Portfolio I is equal to [•] at the Issue Date (t=0). At any other date the value is a percentage, calculated as the sum of (i) Transtrend Component(t), (ii) Cash Component(t), and Interest Hedge Component(t).
Net Transtrend Reference Portfolio I(t)	The value of the Transtrend Reference Portfolio I(t) without taking into account the value of the Interest Hedge Component(t)
Cash Component(t)	(i) Cash Component(t-1), plus (ii) Accrued Interest(t), minus (iii) Transtrend Component Adjustment(t), minus (iv) Management Fee(t), minus (v) Administration and Risk Monitoring Fee(t), plus (vi) any Interest Hedge Component payment with respect to day t, minus if applicable (vii) the Accelerated Management Fee Amount, minus (viii) the Dividend Amount as paid out on the corresponding Dividend Date. At the Issue Date (t=0) the Cash Component is equal to [•].
Accrued Interest(t)	Interest on the Cash Component will accrue on a daily basis (Actual/360) at an interest rate equal to the Funding Rate(t)
Funding Rate(t)	An interest rate equal to the Funding Level(t), minus 0.25% for positive values of the Cash Component(t), and plus 0.25% for negative values of the Cash Component(t).
Funding Level(t)	The Funding Level at any date "t" shall be the rate equal to either of (i) the EUR overnight interbank rate as identified by reference to Bloomberg ticker EUDR1T on that day, or (ii) in case of a revision of the funding rate of Robeco Direct N.V. such other level as shall be determined by the Calculation Agent in good faith and in a commercially reasonable manner.
Management Fee(t)	1% p.a. on the Bond NAV(t), taken out of the Cash Component on a daily basis (Act/365)
Accelerated Management Fee Amount	The quotient of: (i) the product of (a) 1%, (b) the Bond NAV as per the day of occurrence of the Trading Termination Event, and (c) the number of days from and including the day of occurrence of the Termination Trigger Event to but excluding the Maturity Date, and (ii) 365. Subject to a maximum as determined in accordance with the following formula: $MAX\left[0, F*\left(1-\frac{T}{365*10}\right)\right]$

Whereby,
"F" means three percent (3%), and
"T" means the actual number of days which have elapsed since, but excluding, the Issue Date

The Accelerated Management Fee Amount shall be taken out of the Cash Component (i) on the day occurring three Business Days after the occurrence of a Trading Termination Event, or (ii) on the Early Redemption Date of the Note.

Administration and Risk Monitoring Fee(t)	0.30% p.a. on the value of the Transtrend Reference Portfolio I(t), taken out of the Cash Component on a daily basis
Transtrend Component(t)	(i) Transtrend Component(t-1) multiplied by (ii) the Performance Component(t) plus (iii) Transtrend Component Adjustment(t) At the Issue Date (t=0) the Transtrend Component is equal to [•].
Target Transtrend Component(t)	The quotient of: (i) the product of (a) the Scheduled Multiple(t), and (b) the Net Transtrend Reference Portfolio I(t), and (ii) three (3)
Scheduled Multiple(t)	The minimum of: (i) 2.25, and (ii) the quotient of (a) the Bond NAV(t) and (b) the Net Transtrend Reference Portfolio I(t) The Scheduled Muliple shall be equal to zero upon and after occurrence of a Termination Trading Event and on and after the Final Redemption Date
Actual Multiple(t)	The quotient of (i) Bond NAV(t), and (ii) the Net Transtrend Reference Portfolio I(t)
Performance Component(t)	The quotient of Transtrend Reference(t) and Transtrend Reference(t-1)
Transtrend Component Adjustment(t)	(i) On the day occurring three Business Days after the corresponding Transtrend Component Reset Observation Date, up to the Final Redemption Date or Trading Termination Event, calculated as (a) Target Transtrend Component at the last Transtrend Component Reset Observation Date minus (b) Transtrend Component at the last Transtrend Component Reset Observation Date, and (ii) On each other date, zero
Transtrend Reference(t)	The indicative NAV of the Transtrend Shares as determined by the independent risk manager of the Transtrend Shares in good faith and in a commercially reasonable manner.

Transtrend Component Reset Observation Date(t)	(i) A day as per which the Calculation Agent determines that the Actual Multiple(t) is either greater than 110% of the Scheduled Multiple(t), or less than 90% of the Scheduled Multiple(t), and (ii) three Business Days prior to the end of each month.
Final Redemption Date	The day occurring three Business Days prior to the Scheduled Maturity Date
Transtrend Shares	Robeco Multi Market SPC, Class D Ordinary Shares, each having a par value of EUR 0.00001 per Share as described in the Robeco Multi-Market Offering Memorandum (see Annex II).
Interest Hedge Component (t)	The Interest Hedge Component shall consist of a synthetic interest rate swap. The initial interest rate swap shall have a notional amount approximately equal to the Aggregate Nominal Amount of the Notes, where a floating rate (6 month's Euribor) is received on a semi-annual basis and a fixed rate (approximately equal to the prevailing 10 year EUR swap rate on or around the Issue Date) is paid on a semi-annual basis (30/360) approximately, with an effective date equal to the Issue Date and with a termination date equal to the Final Redemption Date. All payments resulting from the interest rate swap shall be added to or subtracted from the Cash Component. The Calculation Agent shall monitor the ratio of the market value of the interest rate swap and the Bond NAV (the "Interest Hedge Ratio"). In case the Calculation Agent determines that at any time, the Interest Hedge Ratio exceeds an absolute value of 5%, it shall procure to terminate the existing interest rate swap and enter into a new synthetic interest rate swap whereby the fixed rate is reset to such a value that the market value of the new interest rate swap is approximately equal to zero again. . Upon termination of an existing interest rate swap the market value at that time shall be added to or subtracted from the Cash Component.
Dividend Amount	In respect of each Dividend Calculation Date, an amount equivalent to the present value (discounted from the Maturity Date) of the Lock-In Amount, taking into account the funding rate (offer side) of the Issuer for securities with such outstanding amount and with a maturity equivalent to the Maturity Date but which have become payable at such time
Dividend Calculation Date	The day occurring three Business Days after the corresponding Lock-In Calculation Date
Dividend Date	In respect of the Dividend Amount calculated on each Dividend

Calculation Date, the day occurring two Business Days after such Dividend Calculation Date

Trading Termination Event

A Trading Termination Event shall occur, if at any time the Transtrend Reference Portfolio I(t), in the sole discretion of the Calculation Agent, has a lower value than the Termination Trigger(t).

As soon as is reasonably practical after occurrence of a Trading Termination Event the interest rate swap terminated.

Termination Trigger(t)

Termination Trigger(t) means at any time:

$$MAX\left[2.5\%, C * \left(1 - \frac{T}{365 * 10}\right)\right]$$

Whereby,
"C" means seven and one half percent (7.5%), and
"T" means the actual number of days which have elapsed since, but excluding, the Issue Date

ANNEX II

Class D Offering Memorandum

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1966A
TRANCHE NO: 1
EUR 5,000,000,000 4.375 per cent. Fixed Rate Notes 2009 due 22 January 2014

Issue Price: 99.749 per cent.

Credit Suisse **J.P. Morgan** **Merrill Lynch International** **Rabobank International**

The date of these Final Terms is 20 January 2009

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 13, 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1966A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 5,000,000,000
	(ii)	Tranche:	EUR 5,000,000,000
5	Issue Price:		99.749 per cent. of the Aggregate Nominal Amount
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	22 January 2009
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 January 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.375 per cent. Fixed Rate (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(iii) Status of the Notes:	Senior
	(iv) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.375 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	22 January in each year
	(iii) Fixed Coupon Amount:	EUR 43.75 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA) unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable	Not Applicable

	per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes)
	New Global Notes:	Yes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment	Not Applicable

is to be made:

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Credit Suisse Securities (Europe) Limited One Cabot Square London E14 4QJ United Kingdom J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ United Kingdom Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Credit Suisse Securities (Europe) Limited
	(iii)	Managers Commission:	0.275 per cent. combined management, underwriting and selling commission of the Aggregate Nominal

		Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	*Subscription period:*	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 22 January 2009
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,000

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and *Comisia Nationala a Valorilor Mobiliare* in Romania with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

As regards the offer to the public in Italy, the Offering Circular has been duly "passported" pursuant to Article

17 and 18 of the Prospectus Directive and Article 10-bis of CONSOB Regulation No 11971/1999, as amended, by providing CONSOB, the Italian competent authority, through the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*), with the Certificate; a copy of the duly approved Offering Circular and a translation into Italian language of the summary note included in the Offering Circular. The offer of the Notes to the public in Italy will be carried out, on the basis of the "passported" Offering Circular, by Credit Suisse Securities (Europe) Limited on a cross border basis, acting on behalf of the Issuer as distributor in Italy of the Notes.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 4,973,700,000
(iii)	Estimated total expenses:	EUR13,750,000 (comprising a combined management, selling and underwriting commission)

6 Yield

Indication of yield:	4.4321 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7	**Historic interest rates** *(Floating Rate Notes only)*	Not Applicable
8	**Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** (*Index-Linked Notes only*)	Not Applicable
9	**Performance of rate of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*	Not Applicable
10	**Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*	Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes. Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that

		the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0408832151
(iii)	Common Code:	040883215
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

12 General

(i)	Time period during which the offer is open:	30 days from 22 January 2009
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

NOTICE OF FINAL AGGREGATE NOMINAL AMOUNT

RABOBANK STRUCTURED PRODUCTS

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(a coöperatie with limited liability established under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 8,000,000,000
Structured Medium Term Note Programme
Due from seven days to perpetuity

EUR 17,000,000 Robeco Multi Market Bonds Jan 09/19 (EUR) pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

Reference is made to the Final Terms dated 15 January 2009 (the "**Final Terms**") relating to the Notes to be issued by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products) (the "**Issuer**").

Under the Terms and Conditions of the Notes, the Issuer reserved the right to increase or decrease the Aggregate Nominal Amount of the Notes depending on the amount of Notes subscribed for during the offer period. It further reserved the right to increase or decrease the Issue Price of the Notes depending on general market conditions subsequent to the end of the offer period. In accordance with these rights, the Issuer has decided to increase the Aggregate Nominal Amount of the Notes.

The Issuer hereby confirms that the definitive Aggregate Nominal Amount of the Notes is EUR 20,000,000 and that the Issue Price is 100 per cent of the Aggregate Nominal Amount.

This notice has been prepared for information purposes only. The offering of the Notes is being made solely on the basis of the Final Terms together with the Offering Circular dated 22 December 2008.

Date: 19 January 2009

FINAL TERMS

Date: 23 January, 2009

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 12,000,000 First to Default Basket of Banks Credit Linked Note due 21 December 2009 (the Notes)

pursuant to the EUR 8,000,000,000 Structured Medium Term Note Programme

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 22 December 2008 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the **Prospectus Directive**). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription and Sale' in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a) Series Number:	3159
	(b) Tranche Number:	1

3.	Specified Currency or Currencies:	Euro (**EUR**)
4.	Aggregate nominal amount:	EUR 12,000,000
	(a) Series:	EUR 12,000,000
	(b) Tranche:	EUR 12,000,000
5.	Issue Price of Tranche:	100.00 per cent. of the aggregate nominal amount
6.	(a) Specified Denominations:	EUR 1,000,000
	(b) Calculation Amount:	EUR 1,000,000
7.	(a) Issue Date:	23 January, 2009
	(b) Interest Commencement Date:	Issue Date
8.	Maturity Date:	21 December, 2009 (the **Scheduled Maturity Date**) provided that: (i) if such day is not a Business Day, the Maturity Date shall be the Scheduled Maturity Date subject to the Modified Business Day Convention; and (b) if the Valuation Date is postponed in accordance with the Terms and Conditions, the Maturity Date shall be such date (being at least five (5) Business Days after the Valuation Date resulting from such postponement) as the Calculation Agent may determine.
9.	Interest Basis:	4.90 per cent. (Fixed Rate)
10.	(a) Redemption/Payment Basis:	Credit Linked Redemption
	(b) Protection Amount:	Not Applicable
11.	Change of Interest Basis or Redemption/Payment Basis:	Not Applicable
12.	Investor Put / Issuer Call / Obligatory Redemption:	Not Applicable
13.	(a) Status of the Notes:	Senior and unsecured
	(b) Domestic Note: *(if Domestic Note, there will be no gross-up for withholding tax)*	No
	(c) Date of approval for issuance of	Not Applicable

Notes:

14. Method of distribution: Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15. Fixed Rate Note Provisions: Applicable

(a) Rate(s) of Interest: 4.90 per cent. per annum.

(b) (i) Interest Payment Date(s): The Maturity Date, provided that if a Settlement Notice has been delivered by the Calculation Agent in accordance with Condition 10(b) on or prior to the Maturity Date, no amount of interest will be payable as per item 33(n).

(ii) Interest Period: The period beginning on (and including) the Interest Commencement Date and ending on (but excluding) 21 December, 2009.

(c) Determination Date(s): The Interest Payment Date

(d) Business Day Convention: Modified Following Business Day Convention

(e) Additional Financial Centre(s): Not Applicable

(f) Fixed Coupon Amount(s): Not Applicable

(g) Broken Amount(s): Not Applicable

(h) Day Count Fraction: Actual/Actual (ICMA) unadjusted

(i) Other terms relating to the method of calculating interest for Fixed Rate Notes: None

FLOATING RATE NOTE PROVISIONS

16. Floating Rate Note Provisions: Not Applicable

ZERO COUPON NOTE PROVISIONS

17. Zero Coupon Note Provisions: Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18. Currency Linked Interest Note Provisions: Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19. Commodity Linked Interest Note Provisions: Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20. Index Linked Interest Note Provisions: Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21. Equity Linked Interest Note Provisions: Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22. Credit Linked Interest Note Provisions: Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23. Fund Linked Interest Note Provisions: Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24. Dual Currency Interest Note Provisions: Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25. Issuer Call: (Condition 5(c)) Not Applicable

26. Investor Put: (Condition 5(d)) Not Applicable

27. Obligatory Redemption: (Condition 5(f)) Not Applicable

28. Final Redemption Amount of each Note: An amount equal to 100.00% of the Specified Denomination of each Note, subject to Condition 10.

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29. Currency Linked Redemption Notes: Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30. Commodity Linked Redemption Notes: Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31. Index Linked Redemption Notes: Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:		Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:		Applicable
	(a)	Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or Cash Settlement and/or Physical Delvery:	Cash Settlement
	(b)	Relevant provisions for determining the Final Redemption Amount:	The Final Redemption Amount of each Note shall be an amount equal to 100.00% of the Specified Denomination of each Note, subject to Condition 10(b).
	(c)	Valuation Date(s):	Single Valuation Date:
	(d)	Valuation Time:	As per the Conditions
	(e)	Calculation Agent City:	London in respect of each Reference Entity in respect of which the Transaction Type is European Corporate and New York in respect of each Reference Entity in respect of which the Transaction Type is North American Corporate
	(f)	Trade Date:	9 January, 2009
	(g)	Reference Entity or Entities and relevant Transaction Type:	

Reference Entity	Transaction Type
UBS AG	European Corporate
Raiffeisen Zentralbank Österreich AG	European Corporate
Erste Group Bank AG	European Corporate
Citigroup Inc	North American Corporate
Anglo Irish Bank Corporation plc	European Corporate

	(h)	Reference Obligation or Obligations:	Means (i) the Benchmark Obligation identified in the Schedule hereto in respect of each relevant Reference Entity or (ii) any Deliverable Obligation specified in the Settlement Matrix (as defined below) in respect of the Transaction Type for the relevant Reference Entity (in accordance with item 33(g)), having the Deliverable

Obligation Characteristics as so specified in the Settlement Matrix, in each case as selected by the Calculation Agent in a commercially reasonable manner, subject to the application of the Auction Provisions below.

In the event that an industry-wide auction has been or is being organized by the International Swaps and Derivatives Association (or any similar body as may be identified by the Calculation Agent) for the purposes of determining a "Final Price" with respect to the obligations of the relevant affected Reference Entity, the following provisions shall apply (the **Auction Provisions**):

(a) if a Final Price is determined prior to the 52nd Business Day following the Credit Event Determination Date (an "**Auction**"), the Final Price for the purposes of determining the Credit Event Redemption Amount shall be the "Final Price" determined pursuant to such Auction and no Quotations shall be required to be sought; and

(b) if a Final Price with respect to the relevant Reference Entity has not been determined pursuant to an Auction prior to the 52nd Business Day following the Credit Event Determination Date, the provisions relating to the determination of a Final Price in the Conditions (as amended by these Final Terms) shall apply.

For the purposes of these Final Terms, any reference to the **Settlement Matrix** shall be a reference to the relevant terms as set out in the Credit Derivatives Physical Settlement Matrix under the Transaction Type for the relevant Reference Entity, as most recently amended and supplemented as at the Issue Date and as published by the International Swaps and Derivatives Association on its website www.isda.org (or any successor website thereto).

For information purposes, the Deliverable Obligations specified in the Settlement Matrix in respect of the Transaction Type for the relevant Reference Entity are in all cases as at the Issue Date:

Bond or Loan

and the Deliverable Obligation Characteristics specified in the Settlement Matrix in respect of the Transaction Type for the relevant Reference Entity are in all cases as at the Issue Date:

Not Subordinated
Specified Currency

Not Contingent
Assignable Loan
Consent Required Loan
Transferable
Maximum Maturity: 30 years
Not Bearer

(i) All Guarantees: Applicable in respect of each Reference Entity in respect of which the Transaction Type is European Corporate and Not Applicable in respect of each Reference Entity in respect of which the Transaction Type is North American Corporate.

Provisions relating to Qualifying Guarantee and Underlying Obligation:
Applicable in respect of each Reference Entity in respect of which the Transaction Type is European Corporate and Not Applicable in respect of each Reference Entity in respect of which the Transaction Type is North American Corporate

(j) Credit Events: Means any Credit Event specified in the Settlement Matrix in respect of the Transaction Type for the relevant Reference Entity, which for information purposes means:

(A) in respect of each Reference Entity in respect of which the Transaction Type is European Corporate:
Bankruptcy
Failure to Pay
Restructuring:
- Modified Restructuring Maturity Limitation and Conditionally Transferable Obligation: Applicable

Provisions relating to Multiple Holder Obligation:
Condition 10(l) Applicable
Provisions relating to Restructuring Credit Event:
Condition 10(k)
Applicable
- Restructuring Maturity Limitation and Fully Transferable Obligation: Not Applicable

and

(B) in respect of each Reference Entity in respect of which the Transaction Type is North American Corporate:
Bankruptcy
Failure to Pay
Restructuring:

		- Restructuring Maturity Limitation and Fully Transferable Obligation: Applicable Provisions relating to Multiple Holder Obligation: Condition 10(l) Applicable Provisions relating to Restructuring Credit Event: Condition 10(k) Applicable - Modified Restructuring Maturity Limitation and Conditionally Transferable Obligation: Not Applicable
	Default Requirement:	As per the Conditions
(k)	Conditions to Settlement:	Notice of Publicly Available Information: Applicable Public Source(s): As per the Conditions Specified Number: 2
(l)	Obligation(s):	
	Obligation Category: (*select one only*):	Means the Obligation Category specified in the Settlement Matrix in respect of the Transaction Type for the relevant Reference Entity, which for information purposes means in all cases as at the Issue Date: Borrowed Money
	Obligation Characteristics: (*select all of which apply*):	Means the Obligation Characteristics specified in the Settlement Matrix in respect of the Transaction Type for the relevant Reference Entity, which for information purposes means in all cases as at the Issue Date: None
	Additional Obligation(s):	None
(m)	Excluded Obligations(s):	None
(n)	Accrual of Interest upon Credit Event:	Not Applicable
(o)	Redemption following Merger Event:	Condition 10(i) Not Applicable
(p)	Credit Event Redemption Amount:	As per the Conditions
(q)	Credit Event Redemption Date:	3 Business Days
(r)	Quotation Method:	Bid
(s)	Quotation Amount:	An amount as determined by the Calculation Agent in

its sole and absolute discretion, subject to a maximum of the principal amount outstanding of the Notes as at the relevant date.

(t)	Minimum Quotation Amount:	As per the Conditions
(u)	Quotation Dealer:	Means a dealer in obligations of the type of Obligation(s) for which Quotations are to be obtained. The Calculation Agent shall select the Quotation Dealers in its sole and absolute discretion. Upon a Quotation Dealer no longer being in existence (with no successors), or not being an active dealer in the obligations of the type for which Quotations are to be obtained, the Calculation Agent may substitute any other Quotation Dealer(s) for such Quotation Dealer(s).
(v)	Quotations:	Notwithstanding anything to the contrary in the Conditions, "Exclude Accrued Interest" shall apply unless the Calculation Agent determines otherwise on any date in its sole discretion.
(x)	Valuation Method:	Blended Highest
	Terms relating to Physical Delivery:	Not Applicable
(y)	Other terms or special conditions:	(i) For all purposes in these Final Terms, **Business Day** shall mean a day on which commercial banks and foreign exchange markets are open to settle payments in London and which is a TARGET2 settlement day, provided that in respect of each Reference Entity in respect of which the Transaction Type is North American Corporate, Business Day shall mean, as applicable, a day on which commercial banks and foreign exchange markets are open to settle payments in New York, London and which is a TARGET2 settlement day and accordingly, where a Credit Event has (or has potentially) occurred with respect to a Reference Entity in respect of which the Transaction Type is North American Corporate, the term Business Day shall be construed accordingly. (ii) Notwithstanding anything to the contrary in the Conditions, Condition 10 shall apply solely to one Reference Entity, which shall be the first Reference Entity with respect to which a Credit Event Determination Date occurs or, if a Credit Event Determination Date occurs in respect of more than one Reference Entity on the same day, the Reference Entity in respect of which the Credit Event Notice and the Notice of Publicly Available Information was first delivered on such day and all references to the

Reference Entity in Condition 10 shall be construed accordingly.

(iii) The definition of "Downstream Affiliate" in the Conditions shall be replaced as follows:

"means an entity, whose outstanding Voting Shares were, at the date of issuance, of the Qualifying Guarantee, more than 50 per cent. owned, directly or indirectly, by the Reference Entity."

(iv) At Condition 10(j) (*Definitions applicable to Credit Linked Notes*), (B)(*Interpretation of Provisions*), subsection 4(b), the words "Not Subordinated" shall be added after the words "following list:".

(v) The definition of "Qualifying Guarantee" in the Conditions shall be replaced as follows:

"means an arrangement evidenced by a written instrument pursuant to which a Reference Entity irrevocably agrees (by guarantee of payment or equivalent legal arrangement) to pay all amounts due under an obligation (the **Underlying Obligation**) for which another party is the obligor (the **Underlying Obligor**). Qualifying Guarantees shall exclude any arrangement structured (i) as a surety bond, financial guarantee insurance policy, letter of credit or equivalent legal arrangement or (ii) pursuant to the terms of which the payment obligations of the Reference Entity can be discharged, reduced, assigned or otherwise altered as a result of the occurrence or non-occurrence of an event or circumstance (other than payment). The benefit of a Qualifying Guarantee must be capable of being Delivered together with the Delivery of the Underlying Obligation.

(vi) **Substitution**. Where any Reference Entity (the "Surviving Reference Entity") (other than the Reference Entity that is subject to the Succession Event) would be a Successor to any other Reference Entity (the "Legacy Reference Entity") pursuant to a Succession Event pursuant to the Conditions:

(a) such Surviving Reference Entity shall be deemed not to be a Successor to the Legacy Reference Entity; and

(b) the Replacement Reference Entity selected by the Calculation Agent and shall be deemed to be a Successor to the Legacy Reference Entity pursuant to that Succession Event.

Where pursuant to the above, the Calculation Agent selects the Replacement Reference Entity, the Calculation shall do so and shall adjust such of the Conditions and/or the applicable Final Terms as it in its sole and absolute discretion acting in a commercially reasonable manner shall determine to be appropriate to reflect that the relevant Reference Entity has been succeeded by the Replacement Reference Entity and shall determine the effective date of that adjustment. The Calculation Agent shall be deemed to be acting in a commercially reasonable manner if it adjusts such of the Conditions and/or the applicable Final Terms in such a manner as to reflect the adjustment to and/or division of any credit derivative transaction(s) related to or underlying the Notes under the provisions of the 2003 ISDA Credit Derivatives Definitions.

(vii) No Duplication. Where the effect of the provisions relating to the determination of a Successor would be to specify a Reference Entity more than once with respect to these Final Terms, the Calculation may determine that that Reference Entity shall be deemed to be specified once only for the purposes of these Final Terms and shall adjust such of the Conditions and/or the applicable Final Terms as it in its sole and absolute discretion acting in a commercially reasonable manner shall determine to be appropriate to reflect such determination and shall determine the effective date of that adjustment. The Calculation Agent shall be deemed to be acting in a commercially reasonable manner if it adjusts such of the Conditions and/or the applicable Final Terms in such a manner as to reflect the adjustment to and/or division of any credit derivative transaction(s) related to or underlying the Notes under the provisions of the 2003 ISDA Credit Derivatives Definitions.

(viii) For the purposes only of determining whether an obligation satisfies the definitions of Deliverable Obligation as contained in the Conditions, it shall be deemed that each reference in the Conditions to: (i) Delivery Date shall be deemed to be a reference to the Valuation Date; (ii) Physical Settlement shall be a reference to Cash Settlement; (iii) Reference Obligation shall be a reference to Benchmark Obligation (as applicable).

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions
39.	Adjustment for Early Redemption Unwind Costs:	Applicable - Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note. Bearer
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
43.	Other final terms:	Not Applicable
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45. (a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
(b)	Date of Subscription Agreement:	Not Applicable
(c)	Stabilising Manager(s):	Not Applicable
(d)	If non-syndicated, name and address of relevant Dealer:	Landesbank Baden-Württemberg Am Hauptbahnhof 2, 70173 Stuttgart, Germany

	(e) Total commission and concession:	Not Applicable
	(f) U.S. Selling Restrictions:	Not Applicable
46.	Additional selling restrictions:	Not Applicable
47.	Additional United States Tax Considerations:	Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on the Luxembourg Stock Exchange of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms and to the best knowledge and belief of the Issuer the information contained in these Final Terms is in accordance with the facts and does not omit anything likely to affect the import of such information.

Signed on behalf of the Issuer:

By: ______________________
Duly authorised

PART B – OTHER INFORMATION

1. LISTING AND ADMISSION TO TRADING

(i)	Listing and Admission to trading	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date.
(ii)	Estimate of total expenses related to admission to trading:	EUR 715,-

2. RATINGS

Ratings:	Not Applicable

3. INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 12,000,000
(c)	Estimated total expenses:	Not Applicable

5. YIELD (*Fixed Rate Notes Only*)

Indication of yield:	Not Applicable

6. HISTORIC INTEREST RATES (*Floating Rate Notes only*)

Details of historic rates:	Not Applicable

7. PERFORMANCE OF INDEX/BASKET OF INDICES (*Index-Linked Notes only*)

Not Applicable

8. PERFORMANCE OF RATE(S) OF EXCHANGE/FORMULA/CURRENCIES (*Currency Linked Notes only*)

Not Applicable

9. PERFORMANCE OF THE COMMODITY (*CommodityLinked Notes only*)

Not Applicable

10. PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Dual Currency Notes only*)

Not Applicable

11. PERFORMANCE OF UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS], EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING EQUITY / BASKET OF UNDERLYING EQUITIES / REFERENCE FUND / BASKET OF REFERENCE FUNDS (*Equity Linked Notes and Fund Linked Notes only*)

Not Applicable

12. INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY (*Credit Linked Notes only*)

Information on the Reference Entities can be obtained through the websites indicated in the Schedule.

The Issuer does not intend to provide post-issuance information.

13. OPERATIONAL INFORMATION

(a)	ISIN:	XS0408741196
(b)	Common Code:	040874119
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable

(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

SCHEDULE

Reference Entity:	Benchmark Obligation (ISIN):	Website
UBS AG	XS0296237919	www.ubs.com
Raiffeisen Zentralbank Oesterreich Aktiengesellschaft	XS0307006436	www.rzb.at
Erste Group Bank AG	XS0139662067	www.erstegroup.com
Citigroup Inc.	US172967BC45	www.citi.com
ANGLO IRISH BANK CORPORATION PUBLIC LIMITED COMPANY	XS0283695228	www.angloirishbank.com

END